Talisman Energy Inc.

Directors, Officers Report

Talisman Energy Inc.

   December 13, 2002

DIRECTORS

Douglas D. Baldwin	Director
James William Buckee	Director
Al L. Flood	Director
Paul J. Hoenmans	Director
Dale G. Parker	Director
David E. Powell	Director
Roland Priddle	Director
Lawrence G. Tapp	Director
Stella M. Thompson	Director
Charles W. Wilson	Director

OFFICERS

David E. Powell	Chairman
James William Buckee	President and Chief Executive Officer
Edward W. Bogle	Vice-President, Exploration
T. Nigel D. Hares	Vice-President, Frontier and International Operations
Joseph E. Horler	Vice-President, Marketing
Michael Dean McDonald	Vice-President, Finance and Chief Financial Officer
Robert W. Mitchell	Vice-President, Canadian Operations
Robert M. Redgate	Vice-President, Human Resources & Corporate Services
M. Jacqueline Sheppard	Vice-President, Legal and Corporate Projects, and Corporate Secretary
Ardith D. Wagner	Assistant Corporate Secretary
Christine D. Lee	Assistant Corporate Secretary